

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Matthew DiLiberto
Chief Financial Officer
SL Green Realty Corp. and SL Green Operating Partnership, L.P.
420 Lexington Avenue
New York, NY 10170

      Re: SL Green Realty Corp.
         Form 10-K for the Fiscal Year Ended December 31, 2019
         Filed February 28, 2020
         File No. 001-13199

         SL Green Operating Partnership, L.P.
         Form 10-K for the Fiscal Year Ended December 31, 2019
         Filed February 28, 2020
         File No. 333-167793-02

Dear Mr. DiLiberto:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction